NO ACT

PE
12-1-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


09001007

January 7, 2009

Received SEC
JAN 07 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-09

Jennifer M. Lagunas
Senior Corporate Counsel
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, IL 60196

Re: Motorola, Inc.
Incoming letter dated December 1, 2008

Dear Ms. Lagunas:

This is in response to your letters dated December 1, 2008, December 16, 2008, and December 30, 2008 concerning the shareholder proposal submitted to Motorola by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 12, 2008, December 26, 2008, and December 29, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 1, 2008

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

We are unable to concur in your view that Motorola may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Motorola may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



VIA EMAIL

December 30, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549
shareholderproposals@sec.gov

Re: Omission of Shareholder Proposal Submitted by John Chevedden on behalf of Kenneth Steiner

Ladies and Gentlemen:

Motorola, Inc. ("Motorola" or the "Company") has received John Chevedden's correspondence dated December 12, 2008, December 26, 2008, and December 29, 2008 ("Response #3", collectively "Mr. Chevedden's Responses") in response to Motorola's December 1, 2008 submission to the SEC ("Motorola's Original Submission") and Motorola's response on December 16, 2008 ("Motorola's First Response") concerning Kenneth Steiner's (the "Proponent's") proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for the 2009 Annual Meeting of Stockholders (the "Proxy Materials").

Mr. Chevedden's Responses still do not provide any clarity to the Proposal which we contend is impermissibly vague and indefinite for the reasons discussed in Motorola's Original Submission. The Proposal continues to be open to various reasonable interpretations leaving shareholders to guess as to what they are voting upon (e.g. how cumulative voting would function with Motorola's majority voting, especially if it is supposed to apply in uncontested elections), and is void of any guidance if the Company were to adopt the Proposal. Without duplication here, reference is made to the substantive arguments in Motorola's Original Submission and Motorola's First Response.

Chevedden's Arguments and Company Response

In Response #3, Mr. Chevedden indicates that there were passing votes for similar proposals at two companies who have majority voting requirements. This is entirely irrelevant. To be clear, the Company contends that the Proposal is vague and believes shareholders may not reasonably know with any certainty what they are voting upon. It is no surprise that such vagueness precipitates a high "for" vote. Furthermore, implementation vagueness and difficulties discussed in Motorola's Original Submission and Motorola's First Response have presumably, at least in part, prevented or delayed each of the cited companies from adopting cumulative voting in conjunction with their existing majority voting.[1] Per precedent cited in Motorola's Original Submission, proposals may be excluded when neither shareholders, nor the Company are able to determine the actions the proposal requires.

For example, (1) some may think cumulative voting only applies in a contested elections where cumulative voting has the intended consequence in conjunction with Motorola's plurality voting standard and in avoidance of Delaware law concerns, while (2) others may think it also applies in an uncontested election, which allows a small group to "thwart the will of the majority by cumulating their votes to force the rejection of one or more nominees supported by a majority of the stockholders"[2]. Each of these groups has very different concerns and agendas and may each reasonably think the Proposal functions in differing ways.

Further, Mr. Chevedden's Response #3 actually supports the Company's argument that it is especially important for the Proposal to clearly describe if and how it applies with majority voting. It is unquestionable that very complex issues are involved in evaluating the design incompatibility of cumulative voting and majority voting. Per the General Motors Board Response cited in Mr. Chevedden's Response #3: "When cumulative voting is combined with a majority voting standard, difficult technical and legal issues arise...." As the Company previously noted, the ABA, CII, ISS and Northern Trust Corporation have also acknowledged the incompatibility. Northern Trust's "D" grade for executive compensation concerns is not an argument against the complexities at issue and is irrelevant.

As previously stated, it remains unclear to the Company which Citigroup arguments Proponent wishes to reference in response to Motorola's request for no-action.

In sum, the Proposal is not suitable to submit to shareholders for a vote under Rule 14a-8(i)(3) because of its impermissibly vague and misleading nature. It is fundamental to clarify if and how the proposed cumulative voting applies with majority voting in uncontested elections, <u>especially</u> where the cumulation of "against" votes may defeat the majority and undermine the very purpose of the Company's stockholder-approved majority voting standard.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 847.576.5006.

---

[1] Neither Alaska Air nor General Motors' publicly filed Bylaws or Certificates of Incorporation include cumulative voting. Bylaws and Certificates of Incorporation were filed by: (i) Alaska Air Group, Inc. on Form 8-K on December 20, 2007 and on Form 10-Q on August 8, 2006 and (ii) General Motors Corp. on Form 8-K on December 22, 2008 and on Form 10-K on March 11, 2004, respectively.

[2] GM's Board Response cited in Response #3.

Thank you for your time and consideration.

Sincerely,



Jennifer M. Lagunas
Senior Corporate Counsel

cc: John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Motorola, Inc. (MOT)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Kenneth Steiner
Cumulative Voting

Ladies and Gentlemen:

This is a further response to the company December 16, 2008 supplement and to the company December 1, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

It is an important point that the second paragraph of the rule 14a-8 proposal had the following text:

Statement of Kenneth Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org recommended adoption of this proposal topic. CalPERS also recommend a yes-vote for proposals on this topic.

The above supporting statement illustrates the strong support for cumulative voting in 2008 at Alaska Air (>51%) and General Motors (>53%) and both companies had majority voting for directors.

Shareholders who voted more than 51% in favor of cumulative voting knew that Alaska Air had majority voting because this text was in the management opposition statement (emphasis added):
Moreover, ***In March 2006, the Board adopted a majority voting policy*** under which director nominees must receive a majority of the votes cast in uncontested elections. In any non-contested election of directors, any director nominee who receives a greater

number of votes "withheld" from his or her election than votes "for" such election shall immediately tender his or her resignation. The Board is then required to act on the recommendation of the Governance and Nominating Committee on whether to accept or reject the resignation, or whether other action should be taken. The Board believes that the Company's majority voting standard gives stockholders a meaningful say in the election of directors, making cumulative voting unnecessary.

Shareholders who voted more than 53% in favor of cumulative voting knew that General Motors had majority voting because this text was in the management opposition statement (emphasis added):

GM's Board of Directors believes that cumulative voting would be inconsistent with its recent adoption of majority voting for directors and would not promote better performance by directors. In 2006, GM's Board amended the Corporation's Bylaws to adopt majority voting in the election of directors. GM's Bylaws provide that, in order to be elected in any uncontested election, nominees for election as directors of the Corporation must receive a majority of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. As described elsewhere in this proxy statement, in contested elections directors will be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. When cumulative voting is combined with a majority voting standard, difficult technical and legal issues can arise. One risk created by combining cumulative voting with majority voting is that in an uncontested election where a minority of stockholders desire to express their discontent, a small group of stockholders could thwart the will of the majority by cumulating their votes to force the rejection of one or more nominees supported by a majority of the stockholders.

Both the above 2008 proposals receiving strong support did not have text addressing the blending of cumulative voting with majority voting.

The company December 16, 2008 letter again failed to produce one precedent where a cumulative voting proposal was excluded based on a similar (i)(3) argument. If the company is asking for an unprecedented exclusion the company should acknowledge this and produce a higher standard for purported support. The company fails to support its argument by claiming that Delaware companies must chose between cumulative voting and a majority voting standard for election of directors.

The company December 16, 2008 letter did not cite one example of Institutional Shareholder Services or RiskMetrics recommending that shareholders reject cumulative voting proposals due to a company's provision for majority voting.

The company December 16, 2008 letter cited the practices of Northern Trust Corporation (NTRS), rated "D" in corporate governance by The Corporate Library according to the attachment. Apparently Northern Trust Corporation saw an opportunity in 2006 to take a step backwards in corporate governance as it responded to pressure to adopt majority voting. The company does not cite another company taking this same positive/negative step since 2006.

The company approach seems to be an attempt to tailgate on the immaterial (i)(3) argument, which the company December 16, 2008 letter did not contest, in Citigroup Inc. (February 22, 2008), in which Citigroup seems to have presented as its argument of 4th priority ("IV."). The company December 16, 2008 letter still did not discuss the Citigroup shareholder party responses to the immaterial Citigroup argument or acknowledge the fact that that Citigroup made no attempt to address the shareholder party (i)(3) reply.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Jennifer Lagunas <Jennifer.Lagunas@motorola.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Motorola, Inc. (MOT)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

This responds to the company December 16, 2008 supplement and to the company December 1, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

The company December 16, 2008 letter again fails to produce one precedent where a cumulative voting proposal was excluded based on a similar (i)(3) argument. If the company is asking for an unprecedented exclusion the company should acknowledge this and produce a higher standard for purported support. The company fails to support its argument by claiming that Delaware companies must chose between cumulative voting and a majority voting standard for election of directors.

The company December 16, 2008 letter does not cite one example of Institutional Shareholder Services or RiskMetrics recommending that shareholders reject cumulative voting proposals due to a company's provision for majority voting.

The company December 16, 2008 letter cites the practices of Northern Trust Corporation (NTRS), rated "D" in corporate governance by The Corporate Library according to the attachment. Apparently Northern Trust Corporation saw an opportunity in 2006 to take a step backwards in corporate governance as it responded to pressure to adopt majority voting. The company does not cite another company taking this same positive/negative step since 2006.

The company approach seems to be an attempt to tailgate on the immaterial (i)(3) argument, *which the company December 16, 2008 letter does not contest,* in Citigroup Inc. (February 22,

2008), in which Citigroup seems to have presented as its argument of 4th priority ("IV."). *The company December 16, 2008 letter still* does not discuss the Citigroup shareholder party responses to the immaterial Citigroup argument or acknowledge the fact that that Citigroup made no attempt to address the shareholder party (i)(3) reply.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Jennifer Lagunas <Jennifer.Lagunas@motorola.com>

 **MOTOROLA**

VIA EMAIL

December 16, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549
shareholderproposals@sec.gov

Re: Omission of Shareholder Proposal Submitted by John Chevedden on behalf of Kenneth Steiner

Ladies and Gentlemen:

Motorola, Inc. ("Motorola" or the "Company") has received John Chevedden's correspondence dated December 12, 2008 ("Response #1") in response to Motorola's December 1, 2008 submission to the SEC ("Motorola's Original Submission") concerning Kenneth Steiner's (the "Proponent's") proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for the 2009 Annual Meeting of Stockholders (the "Proxy Materials").

Mr. Chevedden's Response #1 does not provide any clarity to the Proposal which we contend is impermissibly vague and indefinite for the reasons discussed in Motorola's Original Submission. The Proposal continues to be open to various reasonable interpretations leaving shareholders to guess as to what they are voting upon (e.g. how it is to function with Motorola's majority voting, especially if it is supposed to apply in uncontested elections), and is void of guidance if the Company were to adopt the Proposal.

The Staff has previously allowed the exclusion of a proposal drafted in such a way so that "it would be subject to differing interpretation both by shareholders voting on the proposal and the Company's Board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal[]." *Exxon Corporation*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 94 (Jan. 29, 1992); *see also Philadelphia Electric Company,* SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992) (stating that a proposal may be excluded if the proposal "is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Furthermore, if the Proposal is intended to apply to uncontested elections, a number of other issues arise, including those related to Delaware General Corporation Law, undermining the purpose of majority voting and others discussed in Motorola's Original Submission. Left unaddressed by the Proposal these issues make the Proposal impermissibly vague and indefinite under Rule 14a-8(i)(3) and may be excludable. Reference is made to these and other arguments in Motorola's Original Submission.

Chevedden's Arguments and Company Response

Mr. Chevedden makes 3 primary arguments in Response #1: (1) there is no precedent for exclusion by the SEC; (2) there is no citation of other Delaware companies having a problem overlapping cumulative voting and majority voting; and (3) reference is made to arguments in the Citigroup, Inc. (February 22, 2008) no-action request.

(1) As to argument 1 regarding precedent, these are unique circumstances as the movement for majority voting continues to mature and issues are encountered that the SEC has not had to address in the past. As indicated in Motorola's Original Submission on page 2, we acknowledge that the staff decided Citigroup on Rule 14a-8(i)(2) grounds and stated that as a result the Staff did not need to address the alternative basis for omission.

(2) As to argument 2 concerning other companies' problems, we note that Motorola's Original Submission on page 5 indicated that several major organizations, including the American Bar Association ("ABA"), Council of Institutional Investors ("CII") and Institutional Shareholder Services ("ISS"), have recognized the incompatibility of majority voting and cumulative voting.

As an example, we note that Northern Trust Corporation ("Northern Trust"), incorporated in Delaware, encountered the incompatibility of cumulative voting when adopting majority voting. Northern Trust submitted a majority voting proposal to its shareholders for approval at its 2006 Annual Meeting of Stockholders while simultaneously eliminating cumulative voting as incompatible: "The Board of Directors has decided that it would be in the best interest of the Corporation and its stockholders to require that a nominee for director in an uncontested election receive a majority of the votes cast at a stockholders meeting in order to be elected to the Board. The Board believes that this majority vote standard is incompatible with cumulative voting and therefore recommends that the stockholders eliminate the cumulative voting provision in the Restated Certificate of Incorporation."[1]

(3) As to argument 3 concerning the proponent's Citigroup response, it is unclear to the Company which arguments Proponent wishes to reference in response to Motorola's request for no-action.

---

[1] Northern Trust Corporation Proxy Statement on Form DEF 14A filed with the SEC on March 13, 2006, page 38. This proposal overwhelming passed as reported on Northern Trust Corporation's Form 10-Q filed with the SEC on May 1, 2006.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 847.576.5006.

Thank you for your time and consideration.

Sincerely,



Jennifer M. Lagunas
Senior Corporate Counsel

cc: John Chevedden

Corporate Offices
1303 E. Algonquin Road, Schaumburg, IL 60196 • Phone (847) 576-5006 • Fax (847) 576-3628
2435585

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 12, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Motorola, Inc. (MOT)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

This is the first response to the company December 1, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

The company fails to produce one precedent where a cumulative voting proposal was excluded based on a similar (i)(3) argument. If the company is asking for an unprecedented exclusion the company should acknowledge this and produce a higher standard for purported support. The company fails to support its argument by claiming that Delaware companies must chose between cumulative voting and a majority voting standard for election of directors.

Although the company claims that the combination of cumulative voting and a majority vote raises issues, it does not cite one example of a Delaware company abandoning cumulative voting when adopting majority voting and many Delaware companies have adopted majority voting since 2005.

The company approach seems to be an attempt to tailgate on the immaterial (i)(3) argument in *Citigroup Inc.* (February 22, 2008), which Citigroup seems to have presented as its argument of 4th priority ("IV."). The company does not discuss the Citigroup shareholder party responses to the immaterial Citigroup argument or acknowledge that Citigroup made no attempt to address the shareholder party (i)(3) reply.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Jennifer Lagunas <Jennifer.Lagunas@motorola.com>



VIA EMAIL

December 1, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549
shareholderproposals@sec.gov

Re: Omission of Shareholder Proposal Submitted by John Chevedden on behalf of Kenneth Steiner

Ladies and Gentlemen:

Motorola, Inc. ("Motorola" or the "Company") has received from Kenneth Steiner (the "Proponent") a proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for the 2009 Annual Meeting of Stockholders (the "Proxy Materials"). The Company intends to omit the Proposal from its Proxy Materials pursuant to Rules 14a-8(i)(3) for the reasons set forth below.

In accordance with Staff Legal Bulletin No. 14D this letter and its attachments are being emailed to shareholderproposals@sec.gov. The Proponent is copied on such email. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to omit the Proposal from its Proxy Materials. The Company currently intends to file its definitive Proxy Materials with the SEC on or about March 13, 2009. Accordingly, this letter is being filed with the SEC, pursuant to Rule 14a-8(j), no later than eighty calendar days before the Company files its definitive Proxy Materials with the SEC.

Motorola requests that the Staff confirm that it will not recommend enforcement action to the SEC if Motorola omits the Proposal from the Proxy Materials.

The Proposal

The Proposal seeks shareholder approval of the following:

- **Resolved:** Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many

Corporate Offices
1303 E. Algonquin Road, Schaumburg, IL 60196 • Phone (847) 576-5006 • Fax (847) 576-3628
2421661

votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

The Proposal is included as Attachment A.

The Proposal is Excludable as Inherently Vague, Indefinite and Misleading in Light of the Adopted Majority Voting Standard

Reference is made to the request of no-action submitted by Citigroup Inc. who filed together with their legal opinion of Delaware counsel on December 21, 2007 to which the Staff responded on February 22, 2008 (the "Citigroup No-Action Request Letter"). We note that the Staff indicated they would not recommend enforcement action to the Commission if Citigroup omitted the proposal on grounds not applicable here, namely 14a-8(i)(2) for Board required adoption. Accordingly, the Staff did not need to address the alternative basis for omission discussed below.

Inherently Vague and Indefinite

The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. The Staff has previously allowed the exclusion of a proposal drafted in such a way so that "it would be subject to differing interpretation both by shareholders voting on the proposal and the Company's Board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal[]." *Exxon Corporation*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 94 (Jan. 29, 1992); *see also Philadelphia Electric Company*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992) (stating that a proposal may be excluded if the proposal "is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The impermissible vagueness arises because the Proposal does not explain how it will function in light of the Company's adopted majority voting bylaw provision. Because the Company has adopted majority voting with respect to uncontested director elections[1], but not contested elections this issue is extremely significant, confusing and

[1] Section 2 of Article II of the By-Laws of the Company (the "Bylaws," annexed hereto as Attachment B) provides that "each director shall be elected by the vote of the majority of the shares cast with respect to the director at any meeting of stockholders for the election of directors at which a quorum is present, provided that if at the close of the notice periods set forth in Section 13 of Article III, the Presiding Stockholder Meeting Chair (as described in Section 14 of Article III) determines that the number of persons properly nominated to serve as directors of the Corporation exceeds the number of directors to be elected (a

vague. A shareholder voting on the Proposal would not know if it was intended to apply contemporaneously with majority voting or only in the contested election situation and that distinction may prove crucial to such shareholder's decision. As explained below, majority voting and cumulative voting were not designed to work together and therefore such application causes many uncertainties and unintended consequences.

1. The Company Applies Majority Voting In Uncontested Elections.

Motorola was an early adopter of majority voting in early 2006 in response to our shareholders' concerns and vote expressed at our 2005 Annual Meeting of Stockholders. In the case of an uncontested election, both Motorola's Bylaws and Board Governance Guidelines provide for majority voting.

2. Contested Elections – Plurality Voting.

In a contested election, stockholders have a choice between competing nominees; hence, the plurality vote standard offers stockholders a choice without need to provide effect to "against" votes and to safeguard against a failed election. Thus, the Company did not adopt majority voting, similar to many other companies, with respect to contested elections; rather, plurality voting continues to apply in such an election, and stockholders vote "for" or "withhold" any nominee for director with no "against" vote option.

3. Contested Elections – Cumulative Voting Under Plurality Voting.

In a contested election, where plurality voting applies, cumulative voting generally works as described in the supporting statement—it "allows a significant group of shareholders to elect a director of its choice." *See* the Proposal attached. For example, if a corporation has 100 shares that cast votes in an election for a five member board of directors, 40 of which are voting for the nominees running against the incumbents, under cumulative voting a total of 500 votes may be cast (100 shares outstanding * 5 directorships), and the minority group may cast 200 of those votes (40 shares controlled * 5 directorships). If the minority group properly cumulated its votes, it could elect individuals to fill two of the five seats on the board of directors.[2]

Thus, insofar as the Proposal applies solely in a contested election, its effect is clear.

"Contested Election"), the directors shall be elected by a plurality of the votes of the shares represented at the meeting and entitled to vote on the election of directors. For purposes of this Section, a vote of the majority of the shares cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director.

[2] See generally RANDALL S. THOMAS & CATHERINE T. DIXON, ARANOW & EINHORN ON PROXY CONTESTS FOR CORPORATE CONTROL § 10.04 (3d ed. 2001 supp.) (discussing the mechanics of cumulative voting, including a formula "to determine how many directors can be elected by a group controlling a particular number of shares").

4. Uncontested Elections – Majority Voting and Cumulative Voting.

However, insofar as the Proposal applies to *uncontested* elections, a number of issues arise. The Company adopted majority voting in uncontested elections in an effort to empower a majority of stockholders to reject a candidate and thereby prevent his or her reelection to a new term. Under the Company's majority voting Bylaw in Section 2 of Article II attached, a director is elected only if the votes cast "for" his or her election exceed the votes cast "against" his or her election.

It is unclear, however, whether Delaware law allows for cumulating "against" votes. Section 214 of the Delaware General Corporation Law ("DGCL"), which allows a corporation to adopt cumulative voting in its certificate of incorporation, provides as follows.

> The certificate of incorporation of any corporation may provide that all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast *for* the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes *for* a single director or may distribute them among the number to be voted for, or *for* any 2 or more of them as such holder may see fit.

8 *Del. C* § 214 (emphasis added). To the Company's knowledge and as argued in the Citigroup No-Action Request Letter the legislative commentary to Section 214 does not shed light on whether Section 214 allows cumulating "against" votes, and there has been no judicial opinion clarifying the issue.

To the extent Section 214 is interpreted not to permit cumulating "against" votes, cumulative voting will, by permitting the cumulating of "for" but not "against" votes, enable a minority of stockholders to defeat an "against" campaign supported by a majority of the stockholders. As an example, refer back to the corporation with 100 shares that cast votes in an election for a five member board of directors. Under majority voting (without cumulative voting), if the holders of 51 of the voting shares voted against a nominee, that nominee would not be elected. If "for" votes can be cumulated, but not "against" votes, the 51% wishing to vote against would have many fewer votes, defeating the aim or majority voting.

Alternatively, even if Section 214 permitted stockholders to cumulate "against" votes, cumulative voting could allow a minority group of stockholders to block the will of the majority—frustrating the very purposes of majority voting.[3] *See generally* Allen,

[3] Indeed, California has recently amended its Corporations Code to allow a corporation to provide for majority voting in uncontested elections, but only if that corporation has eliminated cumulative voting.

Study of Majority Voting in Director Elections, *supra* at n. 66 (discussing the interplay between cumulative voting and majority voting and concluding Section 214 of the DGCL does not permit cumulating "withhold" or "against" votes). Returning again to the corporation with 100 shares that cast votes in an election for a five member board of directors, and a minority group of stockholders controlling 40 shares, if the minority group of stockholders favors the incumbent directors and a majority group of stockholders favors an "against" campaign, the minority group would be able to defeat the "against" campaign, at least with respect to some directors, significantly changing the majority voting dynamic and purpose. Furthermore, if a group of "at-risk" directors, such as those on a particular committee, become the focus of attention with shareholders cumulating their votes for or against primarily that group, the remaining solid performing directors may not receive a majority of votes simply through unintended strategic maneuvering. It is for this reason that majority voting and cumulative voting were not designed to work together.

The difficult issues presented by the combination of cumulative voting and a majority vote have been widely recognized. For example, a discussion paper published by The Committee on Corporate Laws (the "Committee") of the Section of Business Law of the American Bar Association Committee specifically stated that the various alternative approaches for implementing a majority vote standard through a change in state law would not apply to companies with cumulative voting.[4] Similarly, the Council of Institutional Investors ("CII") has suggested that the Committee amend the Model Business Corporation Act to require majority voting except where stockholders may cumulate votes in the election of directors.[5] Furthermore, CII's policies state that they prefer majority voting; however, "[i]n contested elections, plurality voting should apply."[6] Moreover, the Institutional Shareholder Services Institute for Corporate Governance published a paper on majority voting in which it stated that "[c]umulative voting implies plurality voting, since the former only makes sense with the latter."[7]

Misleading

Second, the Proposal is excludable as misleading under 14a-8(i)(3). Not only does the indefinite nature of the Proposal mislead the shareholder as to what he or she is voting upon and what the Company should adopt, depending on one's interpretation, but as shown above the dynamics of the majority and minority stockholders in a case of

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See Cal Corps. Cod § 708.5(b) available at http://www.leginfo.ca.gov/cgi-bin/displaycode?section=corp&group=00001-01000&file=700-711 (last visited November 20, 2008).

[4] "Committee On Corporate Laws Discussion Paper On Voting By Shareholders For The Election Of Directors," The Committee on Corporate Laws of the Section of Business Law of the American Bar Association Committee (June 22, 2005), available at www.icgn.org/conferences/2005/documents/aba_doc.pdf (last visited November 24, 2008).

[5] Hewlett-Packard Co., SEC No-Action Letter (Jan. 5, 2006).

[6] Council Corporate Governance Policies, available at http://www.cii.org/policies (last visited November 24, 2008) p. 2.

[7] Stephen Deane, The ISS Institute for Corporate Governance, *Majority Voting in Director Elections: From the Symbolic to the Democratic* Majority Voting in Director Elections: From the Symbolic to the Democratic (2005) Hewlett-Packard Co., SEC No-Action Letter (Jan. 5, 2006).

cumulative-majority voting became subject to strange results. Therefore, statements in the Proposal become misleading in their ability to perform the inverse under Rule 14a-9, such as "Cumulative voting allows a significant group of shareholders to elect a director of its choice- safeguarding minority shareholder interests..."

5. Resulting Breadth of Proposal

As mentioned above, the Proposal does not address the uncertainties created by the combination of majority and cumulative voting. Without addressing these uncertainties, the Proposal leaves to "stockholders voting on the Proposal, [and] the [C]ompany in implementing the [P]roposal (if adopted)," the task of determining whether the proposal requires cumulative voting solely in a contested election, or in both a contested and uncontested election.[8] This is exactly the situation that Legal Bulletin 14B states is appropriate "for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3)." For example, if one interprets the Proposal as requesting the adoption of cumulative voting with respect solely to a contested election, one need not consider the significant legal uncertainties with respect to the ability to cumulate against votes under Section 214 of the DGCL. However, if one interprets the Proposal as requesting the adoption of cumulative voting with respect to an *uncontested* election, one must *first* consider the legal uncertainties of cumulating "against" votes under Section 214 of the DGCL. Depending on one's view of the effect of against votes, one must then consider the weight of that view along with one's view of the varying policy implications of allowing cumulative voting in an uncontested election (*i.e.*, one's thoughts as to the value of minority representation and to the value of "against" campaigns). A stockholder favoring cumulative voting in a contested election may well vote against the Proposal if it would require adoption of cumulative voting with respect to an uncontested election.

As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote" *The New York City Employees' Ret. Sys. V. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also Int'l Bus. Machines Corp.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 139 (Feb. 2, 2005). By the sheer variance of effect of the Proposal depending on how one interprets the Proposal, the stockholders of the Company simply cannot "know precisely the breadth of the proposal on which they are asked to vote."

For these reasons, we believe the Proposal is vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

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[8] Notwithstanding these significant uncertainties, there is "continuing debate as to the relationship between majority voting and cumulative voting and whether these methods of voting should be mutually exclusive," Allen, Study of Majority in Director Elections, *supra* at n. 66, so that, regardless of the uncertainties, it is quite possible that the Proposal intends for cumulative voting to apply in uncontested elections.

The Proponent Should Not Be Permitted To Revise His Proposal.

Although we recognize that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[9] the Company asks the Staff to decline to grant the Proponent an opportunity to return to the drawing board to correct the underlying flaws of the Proposal. The Proposal contains fundamental errors: (1) the Proposal fails to identify with clarity whether it intends for cumulative voting to apply solely to a contested election, solely to an uncontested election, or to both a contested election and an uncontested election; (2) the Proposal fails to address the myriad of issues, legal and otherwise, that arise when cumulative voting is applied with majority voting; and (3) by failing to discuss the Company's majority voting bylaw, the Proposal contains materially misleading statements.

As the Division of Corporation Finance has stated, "no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance" are "not beneficial to all participants in the process and divert resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike." Legal Bulletin 14 Section E. Because the Proposal would require extensive revisions in order to comply with Rule 14a-8, the Company requests that the Staff agree that the Proposal should be excluded from the Proxy Materials entirely.

Conclusion

On the basis of the foregoing, the Company believes that the Proposal is so vague and indefinite in light of majority voting that reasonable shareholders may differ as to how the proposal would be implemented and, therefore, is excludable from the Proxy Materials. The Proposal is misleading in its application. The Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials. Based on the Company's timetable for the 2009 Annual Meeting, a response by the Staff before February 1, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 847.576.5006.

Thank you for your time and consideration.

Sincerely,



Jennifer M. Lagunas
Senior Corporate Counsel

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[9] *See* Staff Bulletin 14B Section B(2).

cc: John Chevedden
Kenneth Steiner

Attachments

(A) Proposal
(B) Bylaws

Attachment A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David W. Dorman
Chairman of the Board
Motorola, Inc. (MOT)
1303 E. Algonquin Road
Schaumberg, IL 60196

Rule 14a-8 Proposal

Dear Mr. Dorman,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



Kenneth Steiner

10-9-08
Date

cc: A. Peter Lawson
Corporate Secretary
PH: 847-576-5008
Fax: 847 576-5372
FX: 847-576-6301
Jeffrey Brown <Jeff.Brown@motorola.com>
Senior Corporate Counsel
PH: 847-576-5014
FX: 847-576-3628
Jennifer Lagunas <Jennifer.Lagunas@motorola.com>

[MOT: Rule 14a-8 Proposal, November 12, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Kenneth Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org recommended adoption of this proposal topic. CalPERS also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Our directors also served on 8 boards rated "D" by the Corporate Library:

David Dorman	Yum! Brands (YUM)
David Dorman	CVS Caremark (CVS)
Samuel Scott	Bank of New York Mellon (BK)
Samuel Scott	Abbott Laboratories (ABT)
Miles White	Abbott Laboratories (ABT)
Keith A. Meiste	Federal-Mogul (FDML)
Thomas Meredith	Motive (MOTV.PK)
Douglas Warner	Anheuser-Busch (BUD)

- Five of the 10 seats on our most important board committees were held by directors who served on D-rated boards.
- On the other hand 6 of our directors served on no other significant corporate boards – Experience concern.
- Samuel Scott had 15-years director tenure (independence concern), had enhanced responsibilities as chairman of our executive pay committee and received our most withheld votes.
- Two directors on our audit committee were designated as "Accelerated Vesting" directors by The Corporate Library due to their involvement in speeding up stock option vesting in order to avoid recognizing the related cost:
  - Judy Lament
  - Miles White (also on our nomination committee)
- We had no shareholder right to:
  - Call a special shareholder meeting.
  - Act by written consent.
  - Cumulative voting.
  - Vote on executive pay.
- Motorola had a policy that if management gets unearned bonuses management gets to keep unearned bonuses as long as any individual did not cause the unearned bonus.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Attachment B

Revised as of August 4, 2008

MOTOROLA, INC.
AMENDED AND RESTATED BYLAWS

ARTICLE I

Offices and Corporate Seal

The registered office of the Corporation required by the Delaware General Corporation Law shall be 1209 Orange Street, Wilmington, Delaware, 19801, and the address of the registered office may be changed from time to time by the Board of Directors.

The principal place of business of the Corporation shall be located in the Village of Schaumburg, County of Cook, State of Illinois, unless otherwise determined by the Board of Directors. The Corporation may have such other offices, either within or without the State of Illinois, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

The registered office of the Corporation for qualification as a foreign corporation under the Illinois Business Corporation Act may be, but need not be, the same as its principal place of business in the State of Illinois, and the address of the registered office may be changed from time to time by the Board of Directors.

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words "Corporate Seal".

ARTICLE II

Board of Directors

Section 1. General Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, its Board of Directors.

Section 2. Number, Tenure and Qualifications. Subject to the rights of the holders of any class or series of Preferred Stock, if any, the number of directors of the Corporation shall be sixteen, or such other number fixed from time to time by the Board of Directors, provided however, that the Board of Directors shall at no time consist of fewer than three directors.

Except as provided in Section 3 of this Article II, each director shall be elected by the vote of the majority of the shares cast with respect to the director at any meeting of stockholders for the election of directors at which a quorum is present, provided that if at the close of the notice periods set forth in Section 13 of Article III, the Presiding Stockholder Meeting Chair (as described in Section 14 of Article III) determines that the number of persons properly nominated to serve as directors of the Corporation exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by a plurality of the votes of the shares represented at the meeting and entitled to vote on the election of directors. For purposes of this

Section, a vote of the majority of the shares cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a director is not elected in a non-Contested Election, the director shall offer to tender his or her resignation to the Board of Directors. The Governance and Nominating Committee of the Board of Directors, or such other committee designated by the Board pursuant to Section 5 of this Article II for the purpose of recommending director nominees to the Board of Directors, will make a recommendation to the Board of Directors as to whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the committee's recommendation and publicly disclose its decision and rationale within 90 days following the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision with respect to that resignation. Each director shall hold office until his or her successor shall have been elected and qualified, or until his or her earlier death or resignation. Any director may resign at any time by delivering his or her written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or as determined by the Board of Directors.

Section 3. Vacancies. Subject to the rights of the holders of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances, any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office although less than a quorum, for the remainder of the unexpired term and until his or her successor shall have been elected and qualified or until his or her earlier death, resignation or removal, with or without cause; provided that in lieu of filling a vacancy, the Board of Directors may reduce the number of directors pursuant to Section 2 of this Article II

Section 4. Compensation. Directors who also are employees of the Corporation shall not receive any additional compensation for services provided as a member of the Board of Directors. The non-employee directors shall be entitled to receive pursuant to resolution of the Board of Directors, fixed fees or other compensation for their services as directors, including committee fees. In addition, reimbursement of travel and other expenses incurred for attendance at each regular or special meeting of the Board of Directors or at any meeting of a committee of the Board of Directors or in connection with their other services to the Corporation may be permitted. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 5. Committees of Directors. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees. Each committee shall consist of one or more of the directors of the Corporation, as selected by the Board of Directors, and the Board of Directors shall also designate a chairman of each committee. The members of each committee shall designate a person to act as secretary of the committee to keep the minutes of, and serve the notices for, all meetings of the committee and perform such other duties as the committee may direct. Such person may, but need not be a member of the committee. The Board of Directors may designate one or more directors of the Corporation as alternate members of any such committee, who may replace any absent or disqualified member or members at any meeting of such committee. Any such committee may be abolished or re-designated from time to time by the Board of Directors. Each member (and each alternate member) of any such committee (whether designated at an annual meeting of the Board of Directors, or to fill a vacancy, or otherwise) shall serve as a member of such committee until his or her successor shall have been designated or until he or she shall cease to be a director, or until his or her resignation or removal, with or without cause, from such committee. Each committee, except as otherwise provided in this section, shall have and may exercise such powers of the Board of Directors as may be provided by resolution or resolutions of the Board of Directors, however, no committee shall have the power of authority: (1) to approve or adopt, or recommend to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to the stockholders for approval; or (2) to adopt, amend or repeal the Bylaws of the Corporation. Any committee may be granted by the Board of Directors power to authorize the seal of the Corporation to be affixed to any or all papers that may require it. Each committee of the Board of Directors may establish its own rules of procedure. Except as otherwise specified in a resolution designating a committee, one-third of the members of a committee shall be necessary to constitute a quorum of that committee for the transaction of business and the act of a majority of committee members present at a meeting at which a quorum is present shall be the act of the committee.

Section 6. Validity of Contracts. No contract or other transaction entered into by the Corporation shall be affected by the fact that a director or officer of the Corporation is in any way interested in or connected with any party to such contract or transaction, or himself is a party to such contract or transaction, even though in the case of a director the vote of the director having such interest or connection shall have been necessary to obligate the Corporation upon such contract or transaction; provided, however, that in any such case (i) the material facts of such interest are known or disclosed to the directors or stockholders and the contract or transaction is authorized or approved in good faith by the stockholders or by the Board of Directors or a committee thereof through the affirmative vote of a majority of the disinterested directors (even though not a quorum), or (ii) the contract or transaction is fair to the Corporation as of the time it is authorized, approved or ratified by the stockholders, or by the Board of Directors, or by a committee thereof.

ARTICLE III

Stockholders' Meetings

Section 1. Place of Meetings. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal place of business of the Corporation in the State of Illinois.

Section 2. Annual Meetings. The annual meeting of the stockholders shall be held on the first Monday in the month of May in each year, at the hour of 5:00 o'clock P.M., or at such other day and hour as may be fixed by or under the authority of the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the state where the meeting is to be held, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for the annual meeting of the stockholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as is convenient.

Section 3. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or by the Board of Directors.

Section 4. Voting — Quorum. Subject to Section 11 of this Article III, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of any class or classes are enlarged, limited or denied by the Certificate of Incorporation or in the manner therein provided. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by Delaware law, the Certificate of Incorporation, or these Bylaws. No matter shall be considered at a meeting of stockholders except upon a motion duly made and seconded. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally called.

Section 5. Adjournment of Meetings. If less than a majority of the outstanding shares are represented at a meeting of the stockholders, a majority of the shares so represented may adjourn the meeting from time to time without further notice. The Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) may adjourn a meeting of the stockholders from time to time without further notice, whether or not a quorum is present at the meeting. No notice of the time and place of adjourned meetings need be given except as required by law. In no event shall a public notice of an adjournment of any meeting of the stockholders commence a new time period for the giving of stockholder notice of nominations or proposals for other business as described in Section 13 of Article III. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally called.

Section 6. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing or submitted by electronic transmission by the stockholder or by the stockholder's duly authorized attorney-in-fact. No proxy shall be valid after three years from the date of its execution, unless otherwise expressly provided in the proxy.

Section 7. Notice of Meetings. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten days (twenty days if the stockholders are to approve a merger or consolidation or a sale, lease or exchange of all or substantially all the Corporation's assets) nor more than sixty days before the date of the meeting, by or at the direction of the Chairman of the Board, or the Secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. The notice provisions of Article IX, Section 1 of these Bylaws shall apply to notices given under this Section 7.

Section 8. Postponement of Meetings. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of the stockholders. In no event shall public notice of a postponement of any previously scheduled meeting of the stockholders commence a new time period for the giving of stockholder notice of nominations or proposals for other business as described in Section 13 of Article III.

Section 9. Cancellation of Meetings. Any special meeting of the stockholders may be canceled by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of the stockholders.

Section 10. Voting Lists. The officer or agent having charge of the stock ledger of the Corporation shall make, at least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each; which list, for a period of ten days prior to such meeting, shall be kept at the principal place of business of the Corporation. The list shall be subject to inspection by any stockholder for any purpose germane to the meeting, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock ledger shall be prima facie evidence as to who are the stockholders entitled to examine such list or ledger or to vote at any meeting of stockholders.

Section 11. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors of the Corporation may fix in advance a date as the record date for any such determination of stockholders. Such date in any case to be not more than sixty days and, in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the close of business on the date next preceding the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall apply to any adjournment thereof; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 12. Voting of Shares by Certain Holders. Neither treasury shares nor shares of the Corporation held by another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall be entitled to vote or to be counted for quorum purposes. Nothing in this paragraph shall be construed as limiting the right of the Corporation to vote its own stock held by it in a fiduciary capacity.

Shares standing in the name of another corporation, domestic or foreign, may be voted in the name of such corporation by any officer thereof or pursuant to any proxy executed in the name of such corporation by any officer of such corporation unless there has been express written notice filed with the Secretary that such officer has no authority to vote such shares.

Shares held by an administrator, executor, guardian, conservator, trustee in bankruptcy, receiver or assignee for creditors may be voted by him or her, either in person or by proxy, without a transfer of such shares into such person's name. Shares standing in the name of a fiduciary may be voted by such person, either in person or by proxy.

A stockholder whose shares are pledged shall be entitled to vote such shares unless in the transfer by the pledgor on the books of the Corporation the pledgor has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or the pledgee's proxy, may represent such stock and vote thereon.

Section 13. Advance Notice of Stockholder Nominations and Proposals for other Business. Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the stockholders may be made at an annual or special meeting of the stockholders only (a) pursuant to the Corporation's notice with respect to such meeting, (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who was a stockholder of record on the record date set with respect to such meeting (as provided for in Section 11 of Article III), who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 13. For nominations or proposals for other business to be properly brought before an annual or special meeting by a stockholder pursuant to clause (c) above, the stockholder must give timely notice thereof in writing to the Secretary of the Corporation and such business must be a proper matter for stockholder action under the Delaware General Corporation Law and a proper matter for consideration at such meeting under the Certificate of Incorporation and these Bylaws. For such notice to be timely, it must be delivered to the Secretary at the principal place of business of the Corporation not earlier than the 120th day prior to the date of such meeting and (a) in the case of an annual meeting of stockholders, at least 45 days before the date on which the Corporation first mailed its proxy materials for the prior year's annual meeting of stockholders and (b) in the case of a special meeting, not later than the close of business on the later of (i) the 60th day prior to the date of such meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. If such stockholder notice relates to a proposal by such stockholder to nominate one or more persons for election or re-election as a director, it shall set forth all information relating to each such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including, if and to the extent so required, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected). If such stockholder notice relates to any other business that the stockholder proposes to bring before the meeting, it shall set forth a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made. Each such notice shall also set forth as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner. Persons nominated by stockholders to serve as directors of the Corporation who have not been nominated in accordance with this Section 13 shall not be eligible to serve as directors. Only such business shall be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with this Section 13. The Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) of the meeting shall determine whether a nomination or any business proposed to be transacted by the stockholders has been properly brought before the meeting and, if any proposed nomination or business has not been properly brought before the meeting, the Presiding Stockholder Meeting Chair (as described in

Section 14 of this Article III) shall declare that such proposed business or nomination shall not be presented for stockholder action at the meeting. For purposes of this Section 13, "public announcement" shall mean disclosure in a press release or other means reasonably designed to provide broad distribution of the information to the public, or in a document publicly filed by the Corporation with the Securities Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act. Notwithstanding any provision in this Section 13 to the contrary, requests for inclusion of proposals in the Corporation's proxy statement made pursuant to Rule 14a-8 under the Exchange Act shall be deemed to have been delivered in a timely manner if delivered in accordance with such Rule. Notwithstanding compliance with the requirements of this Section 13, the Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) presiding at any meeting of the stockholders may, in his or her sole discretion, refuse to allow a stockholder or stockholder representative to present any proposal which the Corporation would not be required to include in a proxy statement under any rule promulgated by the Securities and Exchange Commission. Nothing in this Section 13 shall be deemed to affect any rights of the holders of any series of Preferred Stock, if any, to elect directors, established by resolution of the Board of Directors as provided in the Certificate of Incorporation.

Section 14. Procedures. The Chairman of the Board or other person presiding as provided in these Bylaws or by the Board of Directors (the "Presiding Stockholder Meeting Chair"), shall call meetings of the stockholders to order. The Secretary, or in the event of his or her absence or disability, the Assistant Secretary, if any, or if there be no Assistant Secretary, in the absence of the Secretary, an appointee of the Presiding Stockholder Meeting Chair, shall act as Secretary of the meeting. The order of business and all other matters of procedure at every meeting of stockholders may be determined by such Presiding Stockholder Meeting Chair. Except to the extent inconsistent with applicable law, these Bylaws or any rules and regulations adopted by the Board of Directors, the Presiding Stockholder Meeting Chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts, including causing an adjournment of such meeting, as, in the judgment of such Presiding Stockholder Meeting Chair, are appropriate. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Presiding Stockholder Meeting Chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the Presiding Stockholder Meeting Chair shall permit; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) limitations on the time allotted to questions or comments by participants; and (f) establishing times for opening and closing of the voting polls for each item upon which a vote is to be taken. Unless, and to the extent determined by the Board of Directors or the Presiding Stockholder Meeting Chair of the meeting, meetings of the stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

Board of Directors' Meetings

Section 1. Annual Meetings. An annual meeting of the Board of Directors for the purpose of electing officers and for the transaction of such other business as may come before the meeting shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of stockholders.

Section 2. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them.

Section 3. Meetings in Executive Session. During any annual meeting or special meeting of the Board of Directors, the Board of Directors may have an executive session with only the nonemployee directors or only the independent directors present and such other invitees as the directors participating in the executive session shall so determine. No separate notice of the executive session is required. The presiding director, as determined by the Board of Directors' established procedures, shall preside at such executive session unless the directors participating in the executive session shall select another director to preside.

Section 4. Notice. Notice of the annual meeting of the Board of Directors need not be given. Except as set forth in the next sentence, special meetings of the Board of Directors may be called: (i) on 24 hours notice if notice is given to each director personally or by telephone, including a voice messaging system, or other system or technology designed to record and communicate messages, telegraph, facsimile, electronic mail or other electronic means, or (ii) on two days notice if notice is sent by overnight courier or (iii) on five days notice if notice is mailed, to each director, addressed to him or her at his or her usual place of business or residence. If, however, the meeting is called by or at the request of the Chairman of the Board and if the Chairman of the Board decides that unusual and urgent business is to be transacted at the meeting (which decision shall be conclusively demonstrated by the Chairman of the Board giving notice of the meeting less than 24 hours prior to the meeting), then at least 2 hours prior notice shall be given. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects at the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 5. Quorum. One-third of the number of directors fixed by, or pursuant to, Section 2 of Article II shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such one-third is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 6. Manner of Acting. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting or unless the director files a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or forwards such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 8. Action by Directors Without a Meeting. Any action required to be taken at a meeting of the Board of Directors, or at a meeting of a committee of directors, or any other action which may be taken at a meeting, may be taken without a meeting if a consent in writing or by electronic transmission setting forth the action so taken shall be signed by all of the directors or members of the committee thereof entitled to vote with respect to the subject matter thereof and filed with the minutes of proceedings of the Board of Directors or committee and such consent shall have the same force and effect as a unanimous vote.

Section 9. Participation in a Meeting by Telephone. Members of the Board of Directors or any committee of directors may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participating in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

Section 10. Regulations; Manner of Acting. To the extent consistent with applicable law, the Certificate of Incorporation and these Bylaws, the Board of Directors may adopt such rules and regulations for the conduct of meetings of the Board of Directors and for the management of the property, affairs and business of the Corporation as the Board of Directors may deem appropriate.

ARTICLE V

Officers and Chairman of the Board

Section 1. Elected Officers. The elected officers of the Corporation shall include a Chief Executive Officer and Secretary of the Corporation and such other officers as the Board of Directors may designate by resolution to be elected directly by the Board of Directors or in any other manner as the Board of Directors may determine. The elected officers of the Corporation shall have such powers and duties as generally pertain to their respective offices, subject to these Bylaws. Any two or more offices may be held by the same person. Each elected officer shall hold office until his or her successor shall have been duly elected or until his or her death or until he or she shall resign or shall have been removed. Any elected officer serves at the pleasure of the Board of Directors and may be removed by the Board of Directors at any time for any reason. Except as may be otherwise determined by the Board of Directors, any elected officer of the Corporation other than the Chief Executive Officer, the President (if any), the Chief Financial Officer, the Secretary or the Controller may be removed by the CEO provided that the CEO is a member of the Board of Directors at any time for any reason.

Section 2. The Chairman of the Board of Directors. The Board of Directors shall annually elect one of its own members to be the Chairman of the Board of Directors ("Chairman of the Board"). The Chairman of the Board (who may also be the Chief Executive Officer of the Corporation), may also be an elected officer of the Corporation. The Chairman of the Board shall preside at all meetings of the Board of Directors and of the stockholders, except as otherwise provided under these Bylaws, and may at any time call any meeting of the Board of Directors. The Board of Directors may remove or replace the Chairman of the Board as Chairman at any time for any reason.

Section 3. The Vice Chairman of the Board of Directors. The Vice Chairman of the Board of Directors ("Vice Chairman of the Board"), if any, shall perform all of the duties which are incident to the office and such other duties as may be delegated or assigned by the Board of Directors or the Chairman of the Board, from time to time. If there are two or more Vice Chairmen of the Board, they shall preside at meetings as prescribed by the Board of Directors or Chairman of the Board from time to time.

Section 4. The Chief Executive Officer. The Board of Directors may appoint one or more officers of the Corporation as the Chief Executive Officer (such one or more individuals, the "CEO"). The CEO shall be the senior executive officer of the Corporation and shall in general supervise and control all the business and affairs of the Corporation. The CEO shall direct the policies of the Corporation and shall perform all other duties incident to the office or as may be delegated or assigned by the Board of Directors by resolution from time to time. The CEO may delegate powers to any other officer of the Corporation.

Section 5. The President. The President (who may also be the Chief Operating Officer) shall have such duties as are incident to such office or as may be delegated or assigned by the Board of Directors by resolution from time to time. Prior to any action by the Board of Directors, in the absence or disability of the CEO, the President shall exercise the functions of the CEO and shall have the authority of the CEO. There is no requirement that there be a President.

Section 6. Vice Presidents. A Vice President may be designated as an Executive Vice President, a Senior Vice President, a Corporate Vice President or such other designation as may be determined by the Board of Directors. Vice Presidents shall have such duties as are incident to such office or as may be delegated or assigned by the Board of Directors by resolution from time to time.

Section 7. The Secretary. The Secretary shall give notice of, and keep the minutes of, all meetings of the Board of Directors and the stockholders. He or she shall in general perform all of the duties which are incident to the office of secretary of a company, subject at all times to the direction and control of the Board of Directors, and shall have such other duties as may be delegated or assigned by the Board of Directors by resolution from time to time.

The Secretary may appoint one or more Assistant Secretaries, each of whom shall have the power to affix and attest the corporate seal of the Corporation, and to attest to the execution of documents on behalf of the Corporation and perform such duties as may be assigned by the Secretary.

Section 8. The Chief Financial Officer. The Chief Financial Officer shall be the senior financial officer of the Corporation and shall have such duties as are incident to such office or as may be delegated or assigned from time to time by the CEO or by the Board of Directors.

Section 9. The Treasurer. The Treasurer shall have the custody of all of the funds and securities of the Corporation and shall have such duties as are incident to such office or as may be delegated or assigned from time to time by the CEO or by the Board of Directors. The Treasurer may appoint one or more Assistant Treasurers to perform such duties as may be assigned by the Treasurer.

Section 10. The Controller. The Controller shall be the Chief Accounting Officer of the Corporation and shall have such duties as are incident to such office or as may be delegated or assigned from time to time by the CEO or by the Board of Directors.

Section 11. Statutory Duties. Each respective officer shall discharge any and all duties pertaining to their respective office, which is imposed on such officer by the provisions of any present or future statute of the State of Delaware.

Section 12. Delegation of Duties. In case of the absence of any officer of the Corporation, the Chairman of the Board or the Board of Directors may delegate, for the time being, the duties of such officer to any other officer or to any director.

ARTICLE VI

Certificates for Shares and Their Transfer

Section 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the CEO or President, and by the Treasurer or the Secretary. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock ledger of the Corporation.

Section 2. Transfer of Certificate. Transfer of shares of the Corporation shall be made only upon the records of the Transfer Agent appointed for this purpose, by the owner in person or by the legal representative of such owner and, upon such transfer being made, the old certificates shall be surrendered to the Transfer Agent who shall cancel the same and thereupon issue a new certificate or certificates therefor. Whenever a transfer is made for collateral security, and not absolutely, the fact shall be so expressed in the recording of the transfer.

Section 3. Transfer Agent and Registrar. The Board of Directors may appoint a transfer agent and registrar of transfers and thereafter may require all stock certificates to bear the signature of such transfer agent and such registrar of transfers. The signature of either the transfer agent or the registrar may be a facsimile.

Section 4. Registered Holder. The Corporation shall be entitled to treat the registered holder of any shares as the absolute owner thereof and, accordingly, shall not be bound to recognize any equitable or other claim thereto, or interest therein, on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the State of Delaware.

Section 5. Rules of Transfer. The Board of Directors also shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of the certificates for the shares of the Corporation.

Section 6. Lost Certificates. Any person claiming a certificate for shares of this Corporation to be lost or destroyed, shall make affidavit of the fact and lodge the same with the Secretary of the Corporation, accompanied by a signed application for a new certificate. Such person shall give to the Corporation, to the extent deemed necessary by the Secretary or Treasurer, a bond of indemnity with one or more sureties satisfactory to the Secretary, and in an amount which, in his or her judgment, shall be sufficient to save the Corporation from loss, and thereupon the proper officer or officers may cause to be issued a new certificate of like tenor with the one alleged to be lost or destroyed. But the Secretary may recommend to the Board of Directors that it refuse the issuance of such new certificate in the event that the applicable provisions of the Uniform Commercial Code are not met.

ARTICLE VII

Contracts, Loans, Checks and Deposits

Section 1. Contracts. The Board of Directors may authorize, by these Bylaws or any resolution, any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by these Bylaws or a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents, of the Corporation and in such manner as shall from time to time be determined by these Bylaws or a resolution of the Board of Directors.

Section 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VIII

Books and Records

Complete books and records of account together with minutes of the proceedings of the meetings of the stockholders and Board of Directors shall be kept. A record of stockholders, giving the names and addresses of all stockholders, and the number and class of the shares held by each, shall be kept by the Corporation at its registered office or principal place of business in the State of Illinois or at the office of a Transfer Agent or Registrar.

ARTICLE IX

Notices

Section 1. Manner of Notice. Whenever, under the provisions of the Certificate of Incorporation or of the Bylaws of the Corporation or of the statutes of the State of Delaware, notice is required to be given to a stockholder, to a director or to an officer, it shall not be construed to mean personal notice, unless expressly stated so to be. Without limiting the manner by which notice otherwise may be given to stockholders, any notice so required (other than notice by publication) may be given in writing by depositing the same in the United States mail, postage prepaid, directed to the stockholder, director or officer, at his, or her, address as the same appears on the records of the Corporation, and the time when the same is mailed shall be deemed the time of the giving of such notice or by electronic transmission consented to (in a manner consistent with the Delaware General Corporation Law) by the stockholder. Any such notice by electronic transmission shall be deemed to be given: (1) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to (in a manner consistent with the Delaware General Corporation Law) receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of specific posting, upon the later of such posting and the giving of the separate notice, and (4) if by any other form of electronic transmission, when directed by the stockholder.

Section 2. Waiver of Notice. Notice of the time, place, and purpose of any meeting of stockholders may be waived (i) in writing signed by the person entitled to notice thereof or (ii) by electronic transmission made by the person entitled to notice, in each case either before or after such meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in a written waiver of notice or any waiver by electronic transmission. Notice will be waived by any stockholder by his or her attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

ARTICLE X

Fiscal Year

The fiscal year of the Corporation shall begin on the 1st day of January and terminate on the 31st day of December or as otherwise determined by the Board of Directors.

ARTICLE XI

Emergency Bylaws

The Emergency Bylaws provided in this Article XI shall be operative upon (a) the declaration of a civil defense emergency by the President of the United States or by concurrent resolution of the Congress of the United States pursuant to Title 50, Appendix, Section 2291 of the United States Code, or any amendment thereof, or (b) upon a proclamation of a civil defense emergency by the Governor of the State of Illinois which relates to an attack or imminent attack on the United States or any of its possessions. Such Emergency Bylaws, or any amendments to these Bylaws adopted during such emergency, shall cease to be effective and shall be suspended upon any proclamation by the President of the United States, or the passage by the Congress of a concurrent resolution, or any declaration by the Governor of Illinois that such civil defense emergency no longer exists.

During any such emergency, any meeting of the Board of Directors may be called by any officer of the Corporation or by any director. Notice shall be given by such person or by any officer of the Corporation. The notice shall specify the place of the meeting, which shall be at the principal place of business of the Corporation at the time if feasible, and otherwise, any other place specified in the notice. The notice shall also specify the time of the meeting. Notice may be given only to such of the directors as it may be feasible to reach at the time and by such means as may be feasible at the time, including publication or radio. If given by mail, messenger, telephone, or telegram, the notice shall be addressed to the director at his or her residence or business address, or such other place as the person giving the notice shall deem most suitable. Notice shall be similarly given, to the extent feasible in the judgment of the person giving the notice, to the other directors. Notice shall be given at least two days before the meeting, if feasible in the judgment of the person giving the notice, and otherwise on any shorter time he or she may deem necessary.

ARTICLE XII

Director Emeritus

The Board of Directors may at any time and from time to time award to former members of the Board of Directors in recognition of their past distinguished service and contribution rendered to the Corporation the honorary title "Director Emeritus." The award of this title shall not constitute an election or appointment to the Board of Directors, nor to any office of the Corporation, nor the bestowal of any duties, responsibilities or privileges associated therewith; and accordingly no "Director Emeritus" shall be deemed a "Director" as that term is used in these Bylaws. The title "Director Emeritus" shall carry no compensation, and holders thereof shall not attend any meetings of the Board of Directors or committees of the Board of Directors, except by written invitation, nor shall they be specially privy to any confidential information arising from such meeting.

ARTICLE XIII

Amendment of Bylaws By Directors

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted at any meeting of the Board of Directors by a majority vote of the directors present at the meeting.

END